UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

Item

1	Class Action Concerning ICL's IT (Harmonization) Project

Item 1

Class Action Concerning ICL's IT (Harmonization) Project

Further to the Company’s immediate report dated October 14, 2018 (reference no. 2018-02-095787), in connection with denial of the application for permission to appeal filed with the Israeli Supreme Court by a shareholder of the Company regarding an application for discovery and perusal of documents as part of a preliminary proceeding prior to filing an application for certification of a derivative action related to the manner of management and termination of the IT project (the “Harmonization” project), the Company today reports that the same shareholder has yesterday filed an application with the Tel Aviv District Court for certification of a class action against the Company, Israel Corporation Ltd. and officeholders, including directors, who served in the Company at the periods specified in the statement of claim (the “Application”).

According to the allegations made in the Application, the Company failed to properly report (negative) developments that occurred at several times during the IT project, and failure of the project has caused the Company immense financial damages.

The represented class is defined in the Application as including all persons who acquired Company shares at any time during the period beginning on June 11, 2015, and who did not sell such shares until September 29, 2016. The aggregate claim amount for all members of the represented class is estimated between $113 million (ILS 426 million) maximal damages and $7 million (ILS 26 million) minimal damages.

The Company, with the assistance of its legal advisors, denies the allegations made in the Application and will file its position with the Court as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President and Global General Counsel

Date: December 26, 2018